OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Los Angeles SuperStars, Inc

1055 West 7th Street
33rd Floor
Los Angeles, CA 90017

www.lasuperstarsbb.com

1428 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 58,735 shares of common stock ($411,145)

Minimum 1,428 shares of common stock ($9,996)

Company	Los Angeles SuperStars, Inc
Corporate Address	1055 West 7th Street, 33rd Floor, Los Angeles, CA 90017
Description of Business	Pro Basketball Team
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$7
Minimum Investment Amount (per investor)	$175

Perks

All Owners receive an Owners Certificate and access to Owners only conference calls plus:

Draft Pick Package

Invest over $175 (25+ shares) and receive these Perks:

- Enter all games using the Owners-Only Door
- Owners premium seating section
- Free LA Superstars SuperFan Owners App
- 2 Tickets to a 2017 game (can be resold on StubHub*)
- One SuperStars T-shirt with Owners designation

All Rookie Package

Invest over $500 (72+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**

- Attend LA SuperStar practices (only Owners can attend)
- 4 Tickets to a 2017 game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

Rookie of the Year Package

Invest over $1,000 (143+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- 2 Official SuperStar jerseys with Owners Designation
- Invitation for 2 to a SuperStars Owners Party. This VIP party will include the Team and the Front Office.
- 2 tickets to every SuperStars 2017 home game (can be resold on StubHub*)

Rookie of the Year Package

Invest over $5,000 (715+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- 2 more invites (total of 4) to SuperStars Owners Party.
- Team autographed ball - handed to you at center court at a SuperStars game
- 4 tickets to every 2017 home game (can be resold on StubHub*)

Season MVP Package

Invest over $10,000 (1429+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- You and your guest join one Players Dinner the night before a 2017 game and are the guests of honor seated with the team on the bench during the game the following day
- Receive a photo with the team to be shared on the team and the Leagues' social media
- You and a guest travel with the team to an away game
- Season MVP Package
- Invest over $10,000 (1429+ shares) and receive these Perks:

Get In The Game Package

Invest over $25,000 (3572+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- Honorary Assistant LA Superstars coach at a game
- Receive an official coaching shirt and game-worn SuperStars jersey
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel
- And bragging rights, come on... this one is really cool!

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

This team's business is the operation of its basketball team and its sports marketing operations.

<u>Introduction to LA Superstars</u>

LA Superstars a Champions League team licensed in Los Angeles to play in a competitive summer basketball league featuring only players who have played in the NBA. The team will play against other teams located in the United States and overseas.

LA SuperStars will feature and showcase former NBA players, 1-5 years out of the professional basketball, including NBA All Stars and Hall of Fame members in the front office.

LA Superstars anticipates that during the 2017 season, which will be played in July and August of next year, they will play 7 home games and 7 away games as well as play in the Champions Basketball League Championship.

LA SuperStars season will culminate with a Championship tournament to be played in September.

The Company's anticipated revenue streams will result from operations of the team as well as through sport marketing efforts. The business capitalizes on extending the playing and marketing life of extremely capable athletes and recognized sports celebrities.

Sales, Supply Chain, & Customer Base

The Company's anticipated revenue streams will result from operations of the team as well as through sport marketing efforts.

Competition

In order to attract fans and market team-related merchandise and other products and services offered by the Company and the League, the Company and the League must successfully compete with (i) other basketball teams, including those in the National Basketball Association ("NBA"), to a certain extent the Women's National Basketball Association.

Liabilities and Litigation

The Company has no current liabilities or litigation or debt at this time.

The team

Officers and directors

Mark Scoggins	Chairman & CEO

Mark Scoggins
Mark has 20+ years with the Los Angeles Lakers and Magic Johnson organizations in senior positions and is the perfect bridge between the game of basketball and the business of basketball. In this role as LA SuperStars Chairman and CEO since inception, Mark Scoggin's primary responsibility is building the company. Prior to joining the company Mark was a President of Scoggins Consulting Group a sports marketing advisory firm (5/2015 - 11/2016). Prior to that Mark served as a business development VP for the LA Marathom from (8/2014 until 3/2015). Prior to that Mark was with the NBA Retired Players Association as its Chief Revenue Officer from 4/2012 to 3/2015) . Prior to that Mark was President of Magic Johnson Enterprises for 6 years and has over 20 years with the Los Angeles Lakers and its related company's ending as EVP. Mark is a great asset to be leading the company's including team ownership groups, sponsorship opportunities, basketball operations, entertainment and will also be a strong resource for player development.

Number of Employees: 2

Related party transactions

The company has no related party transactions to report.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **RISKS RELATING TO LA SUPERSTARS, INC. (LSI)** LA SUPERSTARS, INC. (LSI) IS A DEVELOPMENT STAGE COMPANY AND LSI HAS A LIMITED OPERATING HISTORY UPON WHICH YOU CAN BASE AN INVESTMENT DECISION. LSI is in the development stage and has a limited operating history for you to consider in evaluating LSI's business and prospects. LSI has not yet generated any sales and has no net income. LSI initially anticipates incurring operating losses. There can be no assurance that LSI will be able to generate significant revenues from sales. LSI's ability to achieve profitability will depend upon, among other things, LSI's success in securing sponsorship and marketing support for athletes and event operations, managing LSI's expense levels and quickly integrating newly hired personnel and technology, including management. LSI's failure to achieve profitability would have a material adverse effect on LSI's business, financial condition and results of operations.
- **LSI FACES COMPETITION IN LSI'S MARKETS FROM A NUMBER OF LARGE AND SMALL COMPANIES, SOME OF WHICH HAVE GREATER FINANCIAL, RESEARCH AND DEVELOPMENT, PRODUCTION AND OTHER RESOURCES THAN LSI HAS.** The industry competitors with which LSI competes in most cases have longer operating histories, established ties to fans or athletes, and greater brand awareness. Many of LSI's competitors in the market space have greater financial, technical and marketing resources. LSI's ability to compete depends, in part, upon a number of factors outside LSI's control, including the ability of LSI's competitors to develop alternatives that are competitive. If LSI fails to successfully compete for athletes or fans, or if LSI incurs significant expenses competing for athletes or fans, it would have a material adverse effect on LSI's results of operations.
- **LSI NEEDS TO INCREASE BRAND AWARENESS.** Due to a variety of factors, LSI's opportunity to achieve and maintain a significant market share may be limited.

Developing and maintaining awareness of LSI's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in LSI's market increases. Successfully promoting and positioning LSI's brand will depend largely on the effectiveness of LSI's marketing efforts and LSI's ability to develop industry-leading products at competitive prices. Therefore, v may need to increase LSI's financial commitment to creating and maintaining brand awareness. If LSI fail to successfully promote LSI's brand name or if LSI incur significant expenses promoting and maintaining LSI's brand name, it would have a material adverse effect on LSI's results of operations.

- **IF LSI FAILS TO MAINTAIN AND ENHANCE AWARENESS OF LSI'S BRAND, LSI'S BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.** LSI believe that maintaining and enhancing awareness of LSI's brand is critical to achieving widespread acceptance and success of LSI's business. LSI also believe that the importance of brand recognition will increase due to the relatively low barriers to entry in LSI's market. Maintaining and enhancing LSI's brand awareness may require LSI to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If LSI is unable to continuously maintain and enhance LSI's website, LSI's traffic may decrease and LSI may fail to attract advertisers, which could in turn result in lost revenues and adversely affect LSI's business and financial results.
- **LSI'S BUSINESS MODEL IS EVOLVING AND UNPROVEN.** LSI's business model is unproven and is likely to continue to evolve. Accordingly, LSI's initial business model may not be successful and may need to be changed. LSI's ability to generate significant revenues will depend, in large part, on LSI's ability to successfully market LSI's products to potential users who may not be convinced of the need for LSI's products and services or who may be reluctant to rely upon third parties to develop and provide these products. LSI intend to continue to develop LSI's business model as LSI's market continues to evolve.
- **LSI IS DEPENDENT UPON KEY PERSONNEL AND CONSULTANTS.** LSI's success is heavily dependent on the continued active participation of LSI's current executive officers listed under "Management." Loss of the services of one (1) or more of LSI's officers could have a material adverse effect upon LSI's business, financial condition or results of operations. Further, LSI's success and achievement of LSI's growth plans depend on LSI's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the sports entertainment industry is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of LSI's activities, could have a materially adverse effect on us. The inability on LSI's part to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on LSI's business, financial condition or results of operations.
- **LSI'S OPERATING RESULTS FORECAST RELIES IN LARGE PART UPON ASSUMPTIONS AND ANALYSES DEVELOPED BY LSI. IF THESE ASSUMPTIONS AND ANALYSES PROVE TO BE INCORRECT, LSI'S ACTUAL OPERATING RESULTS MAY BE MATERIALLY DIFFERENT FROM LSI'S FORECASTED RESULTS.** Whether actual operating results and business developments will be consistent with LSI's expectations and assumptions as reflected in LSI's forecast depends on a number of factors, many of which are outside LSI's control, including, but not limited to: •

whether LSI can obtain sufficient capital to sustain and grow LSI's business; • whether LSI can manage relationships with key suppliers; • demand for LSI's games, events and endorsements; • the timing and costs of new and existing marketing and promotional efforts; • the market response to LSI's games, events and endorsements, and LSI's ability to introduce new games, events and endorsements in a timely, cost-effective basis, and in a manner that does not detract from LSI's existing games; • LSI's ability to manage LSI's growth; • competition from other leagues; • LSI's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; • the overall strength and stability of domestic and international economies; and • consumer spending habits. Unfavorable changes in any of these or other factors, most of which are beyond LSI's control, could materially and adversely affect LSI's business, results of operations and financial condition.

- **LSI'S SUCCESS IS DEPENDENT ON MARKET ACCEPTANCE OF THE LSI'S GAMES, EVENTS AND ENDORSEMENTS.** LSI's ability to gain market acceptance and to grow will largely depend upon LSI's success in effectively and efficiently communicating games, events and endorsement benefits to the key buyer groups and distinguishing LSI's games, events and endorsement from other games, events and endorsements. To gain market share, LSI also must brand the LSI's players as highly competitive. LSI cannot assure you that LSI will be able to achieve success, to gain market acceptance and grow. LSI's failure to achieve market acceptance would have a material adverse effect on LSI's business, financial condition and results of operations.
- **IF LSI IS UNABLE TO ESTABLISH SUFFICIENT SALES AND MARKETING CAPABILITIES OR ENTER INTO AND MAINTAIN APPROPRIATE ARRANGEMENTS WITH THIRD PARTIES TO SELL, MARKET AND DISTRIBUTE LSI'S GAMES, EVENTS AND ENDORSEMENTS, LSI'S BUSINESS WILL BE HARMED.** LSI has limited experience as a company in the sale, marketing and distribution of LSI's products and services. LSI depends upon third parties to sell LSI's games, events and endorsements both in the United States and internationally. To achieve commercial success, LSI must develop sales and marketing capabilities and enter into and maintain successful arrangements with others to sell, market and distribute LSI's games, events and endorsements. If LSI is unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, LSI may not be able to games, events and endorsements revenue and may not become profitable. If LSI's current or future partners do not perform adequately, or LSI is unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, LSI's ability to achieve LSI's expected revenue growth rate will be harmed.
- **LSI LACKS SALES, MARKETING AND DISTRIBUTION CAPABILITIES AND DEPEND ON THIRD PARTIES TO MARKET LSI SERVICES.** LSI has minimal personnel dedicated solely to sales and marketing of LSI's games, events and endorsements and therefore LSI must rely primarily upon third parties to market and sell LSI's games, events and endorsements. These third parties may not be able to market LSI's games, events and endorsements successfully or may not devote the time and resources to marketing LSI's games, events and endorsements that LSI require. LSI also rely upon third party carriers to distribute and deliver LSI's games, events and endorsements. If LSI choose to develop LSI's own sales, marketing or distribution capabilities, LSI will need to build a marketing and sales force with games, events and endorsements expertise and with supporting distribution capabilities, which will require a substantial amount of management and financial resources that may not be available. If GLSI or a third party are not able to adequately sell and distribute LSI's games,

events and endorsements, LSI's business will be materially harmed.

- **LSI RELIES UPON TRADE SECRET PROTECTION TO PROTECT THEIR INTELLECTUAL PROPERTY; IT MAY BE DIFFICULT AND COSTLY TO PROTECT LSI'S PROPRIETARY RIGHTS AND LSI MAY NOT BE ABLE TO ENSURE THEIR PROTECTION.** LSI currently relies on trade secrets. Trade secrets are difficult to protect and while LSI use reasonable efforts to protect LSI's trade secrets, LSI cannot assure that LSI's employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose LSI's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, LSI's competitors may independently develop equivalent knowledge, methods and know-how. If LSI is unable to defend LSI's trade secrets from others use, or if LSI's competitors develop equivalent knowledge, it could have a material adverse effect on LSI's business. Any infringement of LSI's proprietary rights could result in significant litigation costs, and any failure to adequately protect LSI's proprietary rights could result in LSI's competitors' offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect LSI's proprietary rights to the same extent as do the laws of the United States. Therefore, LSI may not be able to protect LSI's proprietary rights against unauthorized third party use. Enforcing a claim that a third party illegally obtained and is using LSI's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce LSI's intellectual property rights, to protect LSI's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect LSI's future operating results.
- **LSI MAY BE UNABLE TO MANAGE THEIR GROWTH OR IMPLEMENT THEIR EXPANSION STRATEGY.** LSI may not be able to expand LSII's product and service offerings, LSI's markets, or implement the other features of LSI's business strategy at the rate or to the extent presently planned. LSI's projected growth will place a significant strain on LSI's administrative, operational and financial resources. If LSI is unable to successfully manage LSI's future growth, establish and continue to upgrade LSI's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, LSI's financial condition and results of operations could be materially and adversely affected.
- **ADDITIONAL FINANCING MAY BE NECESSARY FOR THE IMPLEMENTATION OF LSI'S GROWTH STRATEGY.** LSI may require additional debt and/or equity financing to pursue LSI's growth strategy. Given LSI's limited operating history and existing losses, there can be no assurance that LSI will be successful in obtaining additional financing. Lack of additional funding could force LSI to curtail substantially LSI's growth plans or cease operations. In addition, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on LSI's operating flexibility. LSI's failure to successfully obtain additional future funding may jeopardize LSI's ability to continue LSI's business and operations.
- **LSI'S AUDITORS ARE EXPECTED TO EXPRESS SUBSTANTIAL DOUBT ABOUT LSI'S ABILITY TO CONTINUE AS A GOING CONCERN.** LSI's auditors have yet to conduct the Company's first audit but are expected to state that LSI's ability to continue as a going concern is an issue as a result of LSI's losses from operations if LSI continues to

experience net operating losses. LSI's ability to continue as a going concern is subject to LSI's ability to generate a profit.

- **LSI HAS HAD NO REVENUES AND DOES NOT EXPECT TO BE INITIALLY PROFITABLE FOR AT LEAST THE FORESEEABLE FUTURE, AND CANNOT ACCURATELY PREDICT WHEN IT MIGHT BECOME PROFITABLE, IF EVER.** LSI has been operating at a loss since LSI's inception, and LSI expects to continue to incur substantial losses for the foreseeable future. LSI had no revenue for the calendar year ended December 31, 2015. Further, LSI may not be able to generate significant revenues in the future. In addition, LSI expects to incur substantial operating expenses in order to fund the expansion of LSI's business. As a result, LSI expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, LSI might become profitable.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Trust LA Inner City Sport, 36.2% ownership, Common Shares
- Players, Employee and Advisors Options (1), 37.68% ownership, Common Stock Options

Classes of securities

- Common Shares: 4,267,693

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 4,267,693 shares* currently outstanding. **total issued subject to change pending closing of credit card funds in previous raise (120 day hold on chargebacks).*

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The company currently has no shares of preferred stock outstanding.

- Common Stock Options: 2,600,000

Voting Rights of Securities

No Voting rights exist until the stock option is exercised into common shares.

Dividend Rights

No dividend rights exist until the stock option is exercised into common shares.

What it means to be a Minority Holder

Each shareholder will have one vote per share.

Insider stockholders beneficially own or control a substantial portion (the majority) of our outstanding common stock.

OUR EMPLOYEES, EXECUTIVE OFFICERS, DIRECTORS, AND INSIDER STOCKHOLDERS BENEFICIALLY OWN OR CONTROL A SUBSTANTIAL PORTION OF OUR OUTSTANDING COMMON STOCK,

Which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his shares. All of our currently outstanding shares of common stock is beneficially owned and controlled by a group of insiders, including our employees, directors and executive officers. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares of our common stock, you may have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our common stock. Our principal stockholders may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Dilution

Dilution

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution which means they will own a smaller percentage of the total shares outstanding due to the issuance of the new shares and securities.

We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-01-30.

Financial Condition

Results of Operation

The Company has no prior operating history and will begin operations upon conclusion of this offering.

Financial Milestones

The company has completed a previous Regulation Crowdfunding offering close September 19, 2017 for a total of $123,851.

Future financial milestones will include the completion of this offering, the first sales of tickets to fans, the first sales of sponsorships to endorsement and sponsorship partners, the first broadcast of the Company’s games and the first revenue received from high school camps and other community based events. Major milestones for the company are as follows:

- Completion of this offering
- Launch of the inaugural summer basketball season
- Launch of the first high school camps and clinics
- Launch of our sponsorship, endorsement and appearance campaigns

Each of these milestones will add to the company's working capital and further strengthen the company's ability to become a leading sports marketing company.

Liquidity and Capital Resources

The Company is solely dependent on its ability to raise capital including this offering until it reaches profitability which cannot be assured. Prior to this raise, the Company has raised approximately $123,851 in the prior Regulation Crowdfunding raise. It is expected that this initial capital raise will bring in fans to be part of the ground floor of the launch of the Los Angeles Superstars. It is further expected that the summer games and events and camps will add to these resources and that the company will conduct further offerings as it grows. If these fundings, revenues or additional fundings prove inadequate than it would have and adverse effect on the company's ability to become a leading sports marketing company in LA.

Should the Company only achieve the minimum amount in this offering it would need to implement a highly scaled back plan reducing its hopes for marketing and launch related activities. If the Compamy achieves the maximum it will be able to fund all of its intended launch activities. Should it need more liquidity or want to expand in other ways the Company would likely seek to raise additional funds through either private placement or a Reg A+ offering. Their can be no assurances that the Company will pursue these or if it does that it will be able to raise additional capital this way.

Indebtedness

The Company has no debt but may in the future take on debt to finance its operations or acquisitions. Terms of any future debt cannot be predicted and debt may not be available on terms that are attractive.

Recent offerings of securities

- 2017-09-19, Reg CF, 18113 Common Stock. Use of proceeds: Operations & Working Capital. *Final amount of shares issued subject to change based on credit card chargebacks (120 day hold).

Valuation

$48,073,851.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $7.00, the net proceeds from the sale of the 58,735 shares in this offering will be approximately $364,145 after deducting the estimated offering expenses of approximately $47,000.

The net proceeds of this offering will be used primarily to fund the launch of the basketball operations of the LA Superstars team. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$9,996	$411,145
Less: Offering Expenses		
(a) StartEngine Fees	$600	$25,000
(b) FundAmerica Fees (1)	0	$2,000
(c) Professional Fees (2)	$3,996	$20,000
Net Proceeds	$5,400	$364,145
Use of Net Proceeds:		
(a) Launch of LA Superstars Front Office	$1,000	$5,000
(b) Social Media Marketing	$1,000	$37,500
(c) Salaries and General Admin (3)	$0	$100,000
(d) Pre Season Group Sales	$0	$37,500
(e) Promotions and Event Marketing	$0	$37,500
(e) Pre Season Team Launch Events	$0	$50,000
(e) Build out of Owners Club App	$800	$25,000
(e) Professional Fees	$9,996	$25,000
(f) Working Capital	$1,600	$46,645
Total Use of Net Proceeds	$5,400	$364,145

Pre season team launch events includes both in person and online events for fans and the city of LA. Examples of this are games in the park and boys and girls club clinics across LA.

Working capital will fund operations into the season and until tickets sales get underway. This working capital along with the company's revenues from games, events, camps, sponsors, merchandise and charity games and golf tournaments will provide the needed resources to grow the company into a leading sport marketing company in LA.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Los Angeles SuperStars, Inc

[See attached]

Los Angeles Superstars, Inc.

Nevada Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

January 30, 2017 (Inception)

LOS ANGELES SUPERSTARS, INC.

TABLE OF CONTENTS

To the Board of Directors
Los Angeles Superstars, Inc.
Carson City, Nevada

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Los Angeles Superstars, Inc. (the "Company") as of January 30, 2017 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 18, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LOS ANGELES SUPERSTARS, INC.
BALANCE SHEET (UNAUDITED)
As of January 30, 2017 (inception)

ASSETS		
Current Assets:		
Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:	$	-
Stockholders' Equity:		
Common Stock, $0.001 par, 100,000,000 shares authorized, 0 shares issued and outstanding, each as of January 30, 2017 (inception)		-
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

NOTE 1: NATURE OF OPERATIONS

Los Angeles Superstars, Inc. (the "Company"), is a corporation organized January 30, 2017 under the laws of Nevada. The Company was formed to operate the Los Angeles based basketball team in the Champions Basketball League.

As of January 30, 2017 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of January 30, 2017 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 100,000,000 shares of $0.001 par value common stock as of January 30, 2017 (inception). As of January 30, 2017 (inception), no shares were issued or outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 18, 2017, the date the balance sheet was available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Los Angeles SuperStars

Professional Summer Basketball Team

Small OPO · Los Angeles, CA · Sports
Accepting International Investment

Back By Popular Demand!

The LA SuperStars Received Over **$123K in Investments** This Summer *

Now's Your Second Chance to Get in on the Game

** Approximately $30k of the final investments may be subject to minor update pending final closing of escrow.*

IMAGINE OWNING

a piece of a pro sports team with players straight from the NBA


OWN a piece of a Los Angeles Pro Sports Team!
www.ownLASuperstars.com



The SuperStars are LA's professional summer basketball team with players straight from the NBA.

The SuperStars play in the nationwide Champions Basketball League, a competitive professional summer 5-on-5 basketball league.

Your SuperStars will play seven home games and seven away games between July and August in Los Angeles nationwide and then play in an epic, single-elimination, college style Million Dollar Winner-Take-All Championship tournament in September that will captivate the sports world.

The SuperStars offer fans unprecedented access to players fans know and love straight from the NBA.

Get inside the game,
become an owner of the SuperStars today.

5-on-5 PRO SUMMER HOOPS


CHAMPIONS
BASKETBALL
LEAGUE
Pro Summer Ball. GameOn

Champions Basketball League is fiercely competitive 5-on-5 play that is all about the fans. Every player played in the NBA! You already know and love these players!

With us, you'll be watching hundreds of your favorite recent NBA players battle it out nationwide in July, August with an epic Championship in September. Affordable tickets priced at just $25 (average) that include a meet & greet and a pregame youth shootaround with the players.

In the off season, we host year-round charity events, camps and community-based programs.

An Investment you can enjoy owning
Own a piece of the fun today

Nationwide this Summer


WA
OR
MT
ID
WY
ND
SD
NE
NV
UT
CO
CA
AZ
NM
KS
OK
IA
MO
AR
WI
IN
KY
TN
MS
AL
LA
WV
VA
NC
SC
NY
VT
NH
NJ
ME
FL

STAR POWER

The League Is Also Filled with Celebrities - Fan Favorites for Sure


snoop dogg
Celebrity Commissioner & Owner
SUPERSTARS
CHAMPIONS
BASKETBALL
LEAGUE

Champions Basketball League & Global Superstar Snoop Dogg to Revolutionize Basketball for Fans This Summer

Champions Basketball League, a has named legendary entertainer Snoop Dogg as its Celebrity Commissioner and an Owner. The position for the globally recognized music artist, actor, and entertainment icon is to expand the visibility and fan interest of the league. Also, to bring his diverse set of celebrity business relationships to the company.

Each team has a celebrity owner that is a Champion of the city and community, here's a sampling:

A Message from The Commish


CHAMPIONS
BASKETBALL
Snoop Dogg
Champions Celebrity Commissioner

Celebrity Commissioner & LA Owner

NEW YORK LOVES ICE T


RELAAX
GOTHAM
BALLERS
24

New York Team Owner

More Announcements Coming



Celebrity Team Owners

SPORTS TEAMS VALUES ARE GROWING

2014 CLIPPERS
SOLD FOR $2B

2012 KINGS
SOLD FOR $534M

2014 BUCKS
SOLD FOR $550M

2012 GRIZLLIES
SOLD FOR $337M

**Stats above from NBCnews.com*

BECOME A SUPERFAN OWNER

Own A Piece of A Los Angeles Pro Sports Team Today

INVESTMENT: $7 per share | **PRE-MONEY VALUATION:** $48M |**PERKS**: All Perk packages build on the previous package

All Super Fan Owners Receive an Official SuperStar Owners Certificate & Access to Owners Only Conference Calls **PLUS**

DRAFT PICK package

Invest over $175 (25+ shares) receive these great Perks:

- Enter all games using the Owners-Only Door
- Owners premium seating section
- Free SuperStars SuperFan Owners App
- 2 Tickets to a 2017 game (can be resold on StubHub*)
- One SuperStars T-shirt with Owners designation

ALL ROOKIE TEAM package

Invest over $500 (72+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- Attend LA SuperStar practices (only Owners can attend)
- 4 Tickets to a 2017 game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

ROOKIE OF THE YEAR package

Invest over $1,000 (143+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- 2 Official SuperStar jerseys with Owners Designation
- Invitation for 2 to a SuperStars Owners Party. This VIP party will include the Team and the Front Office
- 2 tickets to every SuperStars 2017 home game (can be resold on StubHub*)

All STAR package

Invest over $5,000 (715+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- 2 more invites (total of 4) to SuperStars Owners Party
- Team autographed ball - handed to you at center court at a SuperStars game
- 4 tickets to every 2017 home game (can be resold on StubHub*)

SEASON MVP package

Invest over $10,000 (1429+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- You and your guest join one Players Dinner the night before a 2017 game and are the guests of honor seated with the team on the bench during the game the following day
- Receive a photo with the team to be shared on the team and the Leagues' social media
- You and a guest travel with the team to an away game

GET IN THE GAME package

Invest over $25,000 (3572+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- Honorary Assistant SuperStars coach at a game
- Receive an official coaching shirt and game worn SuperStars jersey
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel
- And bragging rights, come on... this one is really cool!

* Tickets are actual tickets and can be sold on StubHub once issued.

READY TO HIT THE HARDWOOD

MEET YOUR FRONT OFFICE

HONORARY PRESIDENT



BYRON SCOTT

From being one of the marquee NBA players throughout the 80's to an award winning NBA coach, Bryon Scott has spent 26 years in the league including 3 NBA Lakers Championships (1985, 1987, 1988) and being named NBA Coach of the Year. Not to mention a native of Englewood, CA.

HONORARY GENERAL MANAGER



GARY PAYTON

Gary Payton is widely considered one of the best point guards of all time. The native of Oakland is a 9-time NBA All Star and an NBA Champions. Nicknamed, "The Glove" for his excellent defensive ability, he was named NBA Defensive Player of the Year. Payton has two Olympic Gold Medals for Basketball.

HONORARY COACH



MITCH RICHMOND

Mitch Richmond ran the floor as a member of the Golden State Warriors and Sacramento Kings where he was a 6-time NBA All-Star, 5-time All NBA and named Rookie of the Year in 1998 and named to the Hall of Fame in 2014. Richmond was assistant coach for the St. John's Red Storm.

MEET YOUR SUPERSTARS

Your Team's Got Game This Summer


COREY
MAGGETTE

Corey Maggette


MIKE BIBBY

Mike Bibby


Al Thornton

Al Thornton


CARLOS
BOOZER

Carlos Boozer


DANIEL
'BOOBIE'
GIBSON

Daniel 'Boobie' Gibson


JOSH
CHILDRESS

Josh Childress


BRIAN COOK

Brian Cook


MARCUS BANKS

Marcus Banks


JAMARIO
MOON

Jamario Moon

SuperStars Will Be Looking Great While Playing Great - Thanks To adidas


LOS ANGELES SUPERSTARS
AWAY UNIFORM
HOME UNIFORM
OWNER
23
P 192C
Sun
Ice Grey
Black
Power Red
Coll Royal
Lt Onix
adidas
05.11.17

UNPRECEDENTED FAN ACCESS


SUPERSTARS
LOS ANGELES
OWNERS CAN ATTEND TEAM PRACTICES

MEDIA DARLINGS


YAHOO!
CBS SPORTS
USA TODAY
b/r bleacher report
INSIDE HOOPS
COLLEGE BASKETBALL PREVIEW
TIGER: Truth or Consequences
Sports Illustrated
NCAA CHAMPIONS
THE POINT GUARD ISSUE
ESPN
Summer Kicks Jump Players of 2010 Derrick Rose Poster
HOOP
LAKERS CHIP AGAIN
NBA PREVIEW: CAN THE LAKERS 3PEAT?

ESPN

With Games Broadcast On ESPN

SPORTS AT THE SERVICE OF COMMUNITY

Community is at the heart of the Los Angeles SuperStars and the Champions Basketball League. Our teams will help bring sports and the community together.



What is extra special about the Champions League is that every single player to be a part of the League has committed to serving their community. The communities where they grew up, played in college and played professionally. They'll feel great and you'll feel great for helping make it possible. These memories will travel on and off the court.



Leadership from the SuperStars and other Champions League teams will empower community youth and their parents, teaching about nutrition and well-being, good sportsmanship, and the importance of a healthy lifestyle.

The SuperStars will host camps, clinics and school programs across the Los Angeles public school system year-round. So when fans become owners, their participation supports a greater good.

REVOLUTIONARY FAN EXPERIENCE


GIBSON
1


NIKE.COM/NYC

From SuperStars Board of Directors

Like many of you, I wanted to be a team owner. Be part of something great. Entertain and have fun and be a hero for my community. This is that opportunity.

The SuperStars, the league's Los Angeles team, is composed entirely of former NBA players, including All-Stars and a Championship front office.

The team is part of the Champions League, playing games during NBA off-season, taking over the summer. ESPN is our broadcast partner.

The SuperStars are also part of our mission to connect with local schools across the country. Since early 2016 we have worked with school districts in New York and will roll this out in LA next, and we will change lives of kids for the better, on a regular basis. See the video above for more on this great, great mission using fantastic players who the kids love!

You can be an owner. Being a fan is great, but the special privileges of ownership are now available to you. I invite you to join us with the SuperStars and help us build a great basketball team, have a ton of fun and improve our communities together.

JOIN THE SPORT REVOLUTION

Become An Owner Today

Affordable Tickets

Our tickets start at $17.50 - $45 - offering fans an affordable pro ball sports experience

Free Kids Shoot Around Before Every Game

Before every game, fans under the age of 13 can participate in a free pre-game shoot around with the athletes. Get tips, have fun and lots if high five with YOUR team

DJ's, Contests, Free Stuff

Every game features a live DJ with great family friendly music, contests on court to win things. Games will feature cheerleaders, live music and so much more

Owners Can Attend Team Practices

All SuperFan Owners that invest $500 or more can attend team practices before the games

Post Game Autographs

Post game, athletes stay on the floor for autographs, and did we mention selfies? There are always a lot of selfies. This is also included in the price of the game ticket

Owners Only Conference Calls

SuperFan Owners are invited to a participate in Owners Only Conference Calls with the front office, players and mgmt





June 2014

Birth

Champions Basketball League Founded

January 2016

ESPN

ESPN Broadcast Rights contract signed.

August 2016



East Coast Camp

3 Day East Coast Player Camp at Barclays Center

September 2016



West Coast Camp & Game

2 Day West Coast Player Camp at Asics Headquarters and Game vs South Korea Pro Team

November 2016



1st Official Game

First full game 5-on-5 all Champions Players.

December 2016



Scoggins Hired

West Coat and LA Team Lead Hired

January 2017

Team Incorporated

LA SuperStars Incorporated

January 2017


snoop dogg

Snoop Dogg Joins

Snoop Dogg Named Celebrity Commissioner & LA Team Owner

April 2017



Adidas Joins

Adidas designs all teams uniforms

June 2017

Training Camp

Players plan to participate in League Training Camps

July 2017

Season Starts

Season is set to kick off in New York - Gotham Ballers vs. Los Angeles SuperStars

September 2017

Champi

League Champ p is scheduled in Las Vegas all for all teams

In the Press

billboard NEW YORK POST SLAM

SHOW MORE

Meet the Founder



Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

[GRAPHIC: Imagine, Owning a Pro Sports Team.]

[GRAPHIC: Thrilling competition, VIP access, connect with the players, all former NBA players, Los Angeles SuperStar Logo.]

VO: It's your dream… and now, it can be your team. For the first time in LA history, fans can own a pro sports team and enjoy the special privileges that only ownership brings.

[GRAPHIC: Carl George, Sports Innovator & CEO – SuperStars Logo]

"Hi I'm Carl George with Champions Basketball League and just like in Green Bay, Champions League has created the ability for fans [GRAPHIC: Unprecedented access for team owners, Logo] to be actual owners of a professional sports basketball team built with players straight out of the NBA"

VO: It's a revolution in sports for fans. [Graphic ESPN Logo with games broadcast on ESPN] For as little as 175 dollars, you can own a piece of a professional sports team.

The LA SuperStars are [GRAPHIC: All team members are former NBA players] composed of former NBA players.

[GRAPHICS and VOICE VO Players Names and Pictures] Corey Maggette, Glen Davis, Carlos Boozer, Al Thornton, Daniel Boobie Gibson, Josh Childress and Brian Cook.

[GRAPHIC: Champions Basketball League Logo] The LA SuperStars is part of the new Champions Basketball League, featuring [GRAPHIC: Snoop Dogg Celebrity Commissioner] Celebrity Commissioner and one of the LA SuperStars team owners Snoop Dogg. Champions is a nationwide [GRAPHIC: Map of league cities] league playing during the NBA off-season, [GRAPHIC: Winner Takes All! $1,000,000.00] culminating in a Million-dollar, championship in Las Vegas Nevada, which of course, owners can attend as VIP's.

As an owner, you'll join LA SuperStars Front Office [GRAPHIC: Our Front Office NBA Legends & All Stars] NBA Legend Byron Scott, Basketball Hall of Famer Mitch Richmond and General Manager Hall of Famer Gary Payton.

[GRAPHIC: Owners Perks Exclusive] Like all pro sports owners, [Owners Lounge] you'll get some great perks: [GRAPHIC: Owners Receive Great Perks]

Sit in the owner's premium seating, owners are selected each game to sit courtside or RIGHT ON the bench WITH the players.

Use the exclusive owner's entrance, attend practices, join 'Owners-only' Conference Calls, AND, access Exclusive Merchandise.

Invest $1,000 dollars or more [GRAPHIC: Invest $1000 or more and attend the Owners Party] and receive an invitation to the Owners-Only Party with the entire [GRAPHIC: LA SuperStars and Logo] LA SuperStars Team.

In addition to great basketball, [GRAPHIC: Champions Basketball League Community Programs] runs health and nutrition programs, camps and clinics in public schools, so when fans become Owners, they become part of something great for our community.

Today is the day sports fans. You can become [GRAPHIC: Become an Owner!] invest right here on StartEngine You can become a [GRAPHIC: You can become a SuperFAN Invest Today] SuperFAN and own actual shares in the LA SuperStars. Invest today.

[GRAPHIC: SuperStars Logo, Own a piece of a Los Angeles Pro Sports Team! www.ownlasuperstars.com]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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